UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Guanglin Lai
Name:	Guanglin Lai
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release in relation to management changes

Exhibit 99.1
Agria Promotes Lo to Acting CFO
Beijing, China — March 19, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced it has promoted Mr. Raymond Lo, CPA, to the position of acting chief financial officer, effective April 1, 2009. Mr. Lo has served as Agria’s financial controller since January 2009. He will succeed Mr. Gary Yeung, who has served as chief financial officer since February 2007 and is resigning to pursue other opportunities. Mr. Yeung will continue to serve as a director of Agria. Agria also announced today the resignation of Ms. Juliana Xu, effective March 31, 2009, who served as chief technology officer of Agria since May 2007. The company does not consider it necessary to make an immediate replacement with another chief technology officer. Agria will continue to maintain its core research and development team, while at the same time, continuing to enhance collaborations with institutional technical partners such as the China National Agricultural Bureau.
Alan Lai, Agria’s chairman and chief executive officer, commented, “We thank Gary for his past contributions and continuing service as a director of the Company. At the same time, we are pleased to have Raymond as his successor. Raymond has more than 23 years of finance experience, ranging from serving as a senior accountant at one of the world’s largest auditing firms to holding various positions as a financial controller, chief financial officer and consultant. We look forward to his leadership in the ongoing preparation of our year-end results and management of our finance department.”
Cheuk Kwong (Raymond) Lo, 45 years old, has more than 23 years of experiences in accounting, consulting and financial reporting in both listed and non-listed companies in Hong Kong and Singapore. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and recognized as a CPA in Australia. Prior to joining Agria as financial controller in January 2009, Mr. Lo served as a director and shareholder of Perfect Team Consultants, Ltd. Earlier in his career he served as the financial controller for Chen Chien Holdings Ltd., the group chief financial officer at GMT Shipping (HK) Ltd., the chief officer in the financial and administration division at Chen Hsong Machinery Co. Ltd.; and an assistant general manager at Bowden Industries Limited. Mr. Lo has also served as a senior accountant with Peat Marwick (now KPMG). He received a Bachelor of Commerce (with Merit) degree in accounting from the University of Wollongong (Australia) and also a Master degree in Business Administration (with Credit) from The Hong Kong Polytechnic University.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.